UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

May 14, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the

Three Months Ended March 31, 2020

TOKYO—LINE Corporation (NYSE:LN) (TOKYO: 3938) announces its consolidated financial results for the three months ended March 31, 2020.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.

whether the planned offer (the “Planned Offer”) by NAVER Corporation (directly or indirectly through a wholly-owned subsidiary (“NAVER Purchaser”)) and SoftBank Corp. for all of the Company’s outstanding shares of its common stock and all of the Company’s American Depositary Shares (“ADSs”), each representing one share of its common stock, exclusive of shares and ADSs held by NAVER Corporation, all of the outstanding stock acquisition rights issued by the Company for shares of its common stock, and all of the Company’s zero coupon convertible bonds due 2023 (the “Convertible Bonds due 2023”) and all of the Company’s zero coupon convertible bonds due 2025 (together with the Convertible Bonds due 2023, the “Convertible Bonds”), issued on September 20, 2018, that may under certain conditions be converted into shares of the Company’s common stock, exclusive of Convertible Bonds held by NAVER Corporation, will be commenced or will close;

ii.	the timing of the Planned Offer;

iii.

obtaining the requisite consents to the Planned Offer and the planned business integration of Z Holdings Corporation and us (the “Planned Transaction”), including, without limitation, the risk that a regulatory approval that may be required for the Planned Transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

iv.	whether the conditions for the Planned Offer and the Planned Transaction will be satisfied or waived;

v.

the possibility that, prior to the completion of the Planned Transaction, our business and our relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

vi	shareholder litigation in connection with the Planned Offer or the Planned Transaction potentially resulting in significant costs of defense, indemnification and liability;

vii.	its ability to attract and retain users and increase the level of engagement of its users;

viii.	its ability to improve user monetization;

ix.	its ability to successfully enter new markets and manage its business expansion;

x.	its ability to compete in the global social network services market;

xi.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

xii.	its ability to maintain good relationships with platform partners and attract new platform partners;

xiii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

xiv.	its expectations regarding its user growth rate and the usage of its mobile applications;

xv.	its ability to increase revenues and its revenue growth rate;

xvi.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xvii.	its ability to successfully acquire and integrate companies and assets;

xviii.	its future business development, results of operations and financial condition;

xix.	the regulatory environment in which it operates;

xx.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xxi.	changes in business or macroeconomic conditions.

LINE Corporation

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term		20th term Three months ended March 31, 2019	21st term Three months ended March 31, 2020	20th term
Accounting period		From January 1, 2019 to March 31, 2019	From January 1, 2020 to March 31, 2020	From January 1, 2019 to December 31, 2019
Revenues	(Millions of yen)	55,323	58,968	227,485
Loss before tax from continuing operations	(Millions of yen)	(11,270)	(10,082)	(51,616)
Loss for the period	(Millions of yen)	(10,718)	(10,574)	(51,416)
Loss for the period attributable to the shareholders of the Company	(Millions of yen)	(10,314)	(8,283)	(46,888)
Total comprehensive loss for the period, net of tax	(Millions of yen)	(11,555)	(15,192)	(50,634)
Equity attributable to the shareholders of the Company	(Millions of yen)	188,554	146,071	158,133
Total assets	(Millions of yen)	541,001	524,810	541,352
Basic loss for the period per share attributable to the shareholders of the Company	(Yen)	(43.23)	(34.55)	(196.07)
Diluted loss for the period per share attributable to the shareholders of the Company	(Yen)	(43.23)	(34.55)	(196.07)
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	34.9	27.8	29.2
Net cash used in operating activities	(Millions of yen)	(2,066)	(16,262)	(3,105)
Net cash used in investing activities	(Millions of yen)	(15,085)	(18,925)	(43,133)
Net cash provided by/(used in) financing activities	(Millions of yen)	9,128	(2,466)	6,112
Cash and cash equivalents at the end of the period	(Millions of yen)	248,838	178,757	217,345

Notes:	1. Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.

2. Revenues do not include consumption taxes.

3. The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards “IFRS”.

2. Business description

During the three months ended March 31, 2020, there were no material changes in the business of the Group (the Company or the principal subsidiaries and affiliates of the Company). There were no changes in principal subsidiaries and affiliates of the Company.

II. Business

1. Risk factors

For the three months ended March 31, 2020, additional matters regarding the risk factors related to our business disclosed in the previous fiscal year’s annual securities report (the “2019 Annual Securities Report”) are as underlined below.

Note that any forward-looking statements herein are based on judgments of the Group as of this quarterly securities report (this “Quarterly Securities Report”) as of the end of March 31, 2020. Also, the item numbers below correspond to the item numbers of “A. Corporate information, II. Business, 2. Risk factors” in the 2019 Annual Securities Report.

(3)	Risks Related to Economic Conditions

Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility and disruption. Such developments have been caused by, and continue to be exacerbated by, among other things, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America, continuing geopolitical and social inability in North Korea and various parts of the Middle East, and uncertainty surrounding the impact of Brexit, as well as deterioration in economic trade relations between the United States and its major trading partners, including China. The overall prospects for the global economy in which we operate in 2020 and beyond remain uncertain, with the level of uncertainty increasing further due to the COVID-19 pandemic. Further deterioration of global economic conditions may have further adverse effects on the Group’s operations, financial condition, operating results, and stock prices.

At this time, it is difficult to forecast accurately the potential impact that the continued spread of COVID-19 will have on the Group’s operations. However, revenues related to the LINE Friends business have decreased due to a slowdown in manufacturing operations, a decrease in consumer spending and temporary closure of our offline stores as a result of the request by the authorities to refrain from going out unless doing so is essential and urgent. We may need to record impairment on property and equipment and right-of-use assets relating to our stores, if related revenues fail to recover due to such factors as sustained slowdowns in manufacturing operations, or a decrease in the number of customer visits to our offline stores, on account of COVID-19 spreading even further or an extended period of time being required to halt the pandemic.

For readers of this English translation: There have been no material changes to the information presented in the Risk Factors section of the Company’s Annual Report on Form 20-F (File No. 001-37821) filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2020 (the “2019 Form 20-F”).

2. Analysis of financial position, operating results and cash flow position by management

The analysis of financial position, operating results and cash flow position of the Group by management is as follows:

(1) Financial position and operating results

Consolidated financial results of the Group are calculated based on IFRS.

Results of operations

	Three months ended March 31, 2019	Three months ended March 31, 2020
Revenues	55,323	58,968
Loss from operating activities	(7,892)	(4,356)
Loss before tax for the period from continuing operations	(11,270)	(10,082)
Loss for the period	(10,718)	(10,574)
Loss for the period attributable to the shareholders of the Company	(10,314)	(8,283)

Revenues in the first three months ended March 31, 2020 were 58,968 million yen, an increase of 6.6% year on year. The major factor for the increase in revenues was an increase of sales revenues related to advertising services.

Loss from operating activities in the first three months ended March 31, 2020 was 4,356 million yen, compared to a loss of 7,892 million yen in the same period of the previous year.

The main factors contributing to the decrease in the operating loss were the aforementioned increase in the revenues and the following factors:

Payment processing and licensing expenses

Payment processing and licensing expenses increased by 1,334 million yen year on year, mainly due to an increase in license fees for video distribution services.

Sales commission expenses

Sales commission expenses decreased by 1,469 million yen year on year, mainly due to a decrease in sales commission expenses related to job advertisements.

Employee compensation expenses

As a result of an increase in the number of engineers and other personnel, employee compensation expenses increased by 1,515 million yen year on year.

Marketing expenses

Marketing expenses decreased by 2,710 million yen year on year, mainly due to a decrease in promotion expenses related to Fintech.

Outsourcing and other service expenses

Outsourcing and other service expenses increased by 2,203 million yen year on year, mainly due to an increase in outsourced development cost related to Fintech.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 1,303 million yen year on year, mainly due to an increase in office space.

Other operating expenses

Other operating expenses decreased 1,958 million yen year on year, mainly due to a decrease in expenses related to LINE Points and a decrease in the cost of goods in connection with the revenue decrease related to LINE Friends.

Loss before tax for the period from continuing operations in the first three months ended March 31, 2020 was 10,082 million yen, compared to a loss of 11,270 million yen in the same period of the previous year.

The decrease in loss before tax from continuing operations was due to the aforementioned decrease in operating loss while other non-operating expenses increased by 1,517 million yen year on year due to losses on valuations of financial instruments.

Loss for the period in the three months ended March 31, 2020 was 10,574 million yen, compared to a loss of 10,718 million yen in the same period of the previous year.

The decrease in loss for the period year on year was mainly due to the decrease in loss before tax for the period from continuing operations mentioned above.

As a result of the above, the loss for the period attributable to the shareholders of the Company in the three months ended March 31, 2020 was 8,283 million yen, compared to a loss of 10,314 million yen in the same period of the previous year.

Profit and loss by segment

The Group has two reportable segments: the Core business and the Strategic business. The Group’s profit and loss by segment are as follows:

Core business

Revenues from the Core business segment for the three months ended March 31, 2020 were 51,854 million yen, an increase of 8.1% year on year, and profit from operating activities in this segment was 11,970 million yen, an increase of 44.8% year on year.

The increases in revenues and profit in the Core business segment were driven by an increase in advertising sales due to strong display advertising sales.

Strategic business

Revenues from the Strategic business segment for the three months ended March 31, 2020 was 7,114 million yen, a decrease of 3.5% year on year, and the loss from operating activities in this segment was 15,192 million yen, whereas it was 14,987 million yen in the same period in the previous year.

The decrease in revenues from the Strategic business was primarily due to a decrease in revenues related to LINE Friends. The increase in operating loss from the Strategic business was primarily due to a decrease in revenues related to LINE Friends as discussed above and an increase in outsourcing expenses such as development cost related to the Fintech business, despite of a decrease in marketing expenses related to Fintech.

For more details of profit and loss by segment, see Note 4 of the Notes to Interim Condensed Consolidated Financial Statements – Unaudited.

Total assets as of March 31, 2020 were 524,810 million yen, a decrease of 16,542 million yen from December 31, 2019, mainly because of a decrease in cash and cash equivalents due to the recording of a loss for the period.

Total liabilities as of March 31, 2020 were 364,461 million yen, a decrease of 2,228 million yen from December 31, 2019, mainly due to a decrease in accrued expenses from payments of accrued bonuses.

The amount of total shareholders’ equity as of March 31, 2020 was 160,349 million yen, a decrease of 14,314 million yen from December 31, 2019, mainly due to the recording of a loss for the period.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of March 31, 2020 decreased by 38,588 million yen from the end of the previous fiscal year to 178,757 million yen.

The respective cash flow positions are as follows:

Cash flows from operating activities

Net cash used in operating activities was 16,262 million yen in the first three months ended March 31, 2020, which increased by 14,196 million yen compared with those in the first three months ended March 31, 2019. The increase in cash outflows for the first three months ended March 31, 2020 was primarily due to decreases in trade and other payables and accrued expenses.

Cash flows from investing activities

Net cash used in investing activities was 18,925 million yen in the first three months ended March 31, 2020, which increased by 3,840 million yen compared with those in the first three months ended March 31, 2019. The increase in cash outflows for the first three months ended March 31, 2020 was primarily due to the increase in investments in associates and joint ventures despite a decrease in acquisition of property and equipment and intangible assets and payments of guarantee deposits.

Cash flows from financing activities

Net cash used in financing activities was 2,466 million yen in the first three months ended March 31, 2020, compared to net cash provided by financing activities of 9,128 million yen in the first three months ended March 31, 2019. The primary reason for the decrease in cash was that there were capital contributions from non-controlling interests in the three months ended March 31, 2019, but there were no such transactions in the three months ended March 31, 2020.

(3) Operational and financial issues to be addressed

During the three months ended March 31, 2020, there were no material changes in operational and financial issues to be addressed by the Group.

(4) Research and development activities

The Group conducted research and development in areas including Fintech and AI. Research and development expenses in the first three months ended March 31, 2020 were 7,150 million yen.

3. Material contracts

Material contracts such as operational contracts we have entered into during the three months ended March 31, 2020 are as follows:

Absorption-Type Demerger (the “Corporate Demerger”)

The Company and its wholly-owned subsidiary, LINE Demerger Preparatory Company (the “Demerger Preparatory Company”), entered into an absorption-type demerger agreement on January 31, 2020 in order to carry out the Corporate Demerger whereby the Company will transfer to the Demerger Preparatory Company its entire business (excluding the Z Holdings Corporation (“ZHD”) shares, the contractual status pursuant to the agreements executed by the Company in relation to the business integration between the Company and ZHD, and the rights and obligations set out in the absorption-type demerger agreement).

Agreement for the Share Exchange by Wholly-owned Subsidiary

The Demerger Preparatory Company, a wholly-owned subsidiary of the Company, entered into an agreement to exchange shares with ZHD on January 31, 2020 by which ZHD will become the 100% parent company of the Demerger Preparatory Company and the Demerger Preparatory Company will become a wholly-owned subsidiary of ZHD.

Refer to “A. Corporate information, II. Business, 4. Material Contract” in the 2019 Annual Securities Report for further details of the material operational contracts.

For readers of this English translation: With respect to material contracts, there have been no material changes to the information presented in the 2019 Form 20-F.

III. Company information

1. Share information

(1) Total number of shares

a.	Total number of shares authorized

Class	Total number of shares authorized (Shares)
Common stock	690,000,000
Total	690,000,000

b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of March 31, 2020)	Number of shares issued as of filing date (Shares; as of May 14, 2020)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	241,363,642	241,395,642	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one “unit” of common stock. There are shares with full voting rights, which are not restricted by any significant limitations in terms of shareholders’ rights.
Total	241,363,642	241,395,642	—	—

Note:	“Number of shares issued as of filing date” does not include the number of shares issued upon the exercise of stock acquisition rights during the period from May 1, 2020 until the filing date of this report.

(2) Stock acquisition rights

a. Stock option plan

Not applicable.

b. Other stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
From January 1, 2020 to March 31, 2020 (Note 2)	Common stock 230,500	Common stock 241,363,642	295	97,031	295	87,096

Notes:	1. Amounts expressed in millions of yen are rounded down to the nearest million.

2. Increase in total number of shares issued as a result of the exercise of stock acquisition rights.

3. Total number of shares issued increased by 32,000 shares, and share capital and legal capital reserve each increased by 53 million yen upon the exercise of stock acquisition rights during the period from April 1, 2020 to April 30, 2020.

(5) Principal shareholders

The principal shareholders are not presented on account of the current quarterly accounting period being the first quarter period.

(6) Voting rights

a.	Shares issued

(As of March 31, 2020)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury shares, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	Common stock 3,600	—	—
Shares with full voting rights (others)	Common stock 241,253,500	2,412,535	100 shares constitute one “unit” of common stock. Common stock is not restricted by any significant limitations in terms of shareholders’ rights.
Shares constituting less than one unit	Common stock 106,542	—	—
Total number of shares issued	241,363,642	—	—
Total number of voting rights held by all shareholders	—	2,412,535	—

Notes:	1. Common stock in “Shares with full voting rights (others)” includes 1,518,500 shares of the Company held by the Trust for the Employee Stock Ownership Plan (J-ESOP).
2. “Shares constituting less than one unit” includes 87 shares of the Company, which is held by the Trust for the Employee Stock Ownership Plan (J-ESOP), and 89 shares of treasury shares.

b.	Treasury shares, etc.

(As of March 31, 2020)
Name of Shareholder	Address of Shareholder	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total number of shares held (Shares)	Percentage of shares held to total shares issued (%)
LINE Corporation	4-1-6 Shinjuku, Shinjuku-ku, Tokyo	3,600	—	3,600	0.00
Total	—	3,600	—	3,600	0.00

Notes:

1. The treasury shares above do not include 1,518,587 shares of the Company held by the Trust for Employee Stock Ownership Plan (J-ESOP). However, these shares are reported as treasury shares in the Interim Condensed Consolidated Financial Statements.

2. The treasury shares above do not include 89 shares which constitute less than one unit.

(7) Certain exemptions

For readers of this English translation: As a foreign private issuer, the Company is permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to listed U.S. companies. For instance, the Company is not subject to New York Stock Exchange requirements regarding (i) independence of a majority of its board of directors or members of certain committees thereof, (ii) shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties, and (iii) adoption and disclosure of corporate governance guidelines. Additionally, as a foreign private issuer, the Company is not subject to certain SEC disclosure requirements that are applicable to companies organized within the United States.

2. Directors and executive officers

Not applicable.

IV. Accounting

Preparation of Interim Condensed Consolidated Financial Statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

The interim condensed consolidated financial statements for the first three-month period ended March 31, 2020 of the Group has been reviewed by PricewaterhouseCoopers Aarata LLC, pursuant to the provision of the Article 193-2, Paragraph (1) of the Financial Instruments and Exchange Act.

1. Interim Condensed Consolidated Financial Statements - Unaudited

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	Notes	December 31, 2019	March 31, 2020
Assets
Current assets
Cash and cash equivalents		217,345	178,757
Trade and other receivables	7,9	42,680	45,084
Other financial assets, current	7	20,117	19,750
Contract assets	9	241	269
Inventories		4,740	6,016
Other current assets		10,518	8,793

Total current assets		295,641	258,669

Non-current assets
Property and equipment	5	25,024	23,969
Right-of-use assets		54,337	63,559
Goodwill		17,651	17,540
Other intangible assets		7,801	8,408
Investments in associates and joint ventures	17	64,194	73,669
Other financial assets, non-current	7	51,737	54,023
Deferred tax assets	6	24,095	24,112
Other non-current assets		872	861

Total non-current assets		245,711	266,141

Total assets		541,352	524,810

Liabilities
Current liabilities
Trade and other payables	7	43,710	40,466
Other financial liabilities, current	7	44,826	46,192
Accrued expenses		23,462	14,968
Income tax payables		3,963	938
Lease liabilities, current		11,487	13,155
Contract liabilities	9	25,752	26,099
Provisions, current		3,221	3,474
Other current liabilities		5,238	6,672

Total current liabilities		161,659	151,964

Non-current liabilities
Corporate bonds	7	142,851	143,031
Other financial liabilities, non-current	7	362	397
Lease liabilities, non-current		45,150	52,869
Deferred tax liabilities	6	1,071	675
Provisions, non-current		4,528	4,806
Post-employment benefits		9,617	9,566
Other non-current liabilities		1,451	1,153

Total non-current liabilities		205,030	212,497

Total liabilities		366,689	364,461

Shareholders’ equity
Share capital	8	96,737	97,032
Share premium	8	121,299	121,864
Treasury shares	8	(6,308)	(6,300)
Accumulated deficit		(53,524)	(61,797)
Accumulated other comprehensive income		(71)	(4,728)

Equity attributable to the shareholders of the Company		158,133	146,071

Non-controlling interests		16,530	14,278

Total shareholders’ equity		174,663	160,349

Total liabilities and shareholders’ equity		541,352	524,810

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)

		For the three-month period ended
		March 31,
	Notes	2019	2020
Revenues and other operating income:
Revenues	4,9	55,323	58,968
Other operating income	9	152	252

Total revenues and other operating income		55,475	59,220

Operating expenses:
Payment processing and licensing expenses		(8,803)	(10,137)
Sales commission expenses		(4,254)	(2,785)
Employee compensation expenses	13	(17,190)	(18,705)
Marketing expenses		(7,499)	(4,789)
Infrastructure and communication expenses		(2,708)	(2,699)
Outsourcing and other service expenses		(9,101)	(11,304)
Depreciation and amortization expenses	4,5	(5,184)	(6,487)
Other operating expenses		(8,628)	(6,670)

Total operating expenses		(63,367)	(63,576)

Loss from operating activities		(7,892)	(4,356)
Finance income		143	105
Finance costs		(452)	(515)
Share of loss of associates and joint ventures	17	(3,474)	(3,144)
Gain/(loss) on foreign currency transactions, net		93	(843)
Other non-operating income	12	649	525
Other non-operating expenses	12,17	(337)	(1,854)

Loss before tax from continuing operations		(11,270)	(10,082)
Income tax benefits/(expenses)	6	547	(492)

Loss for the period from continuing operations		(10,723)	(10,574)
Profit from discontinued operations, net of tax	10	5	—

Loss for the period		(10,718)	(10,574)

Attributable to:
The shareholders of the Company	11	(10,314)	(8,283)
Non-controlling interests		(404)	(2,291)

(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	11	(43.23)	(34.55)
Diluted loss for the period attributable to the shareholders of the Company	11	(43.23)	(34.55)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	11	(43.25)	(34.55)
Diluted loss from continuing operations attributable to the shareholders of the Company	11	(43.25)	(34.55)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	11	0.02	—
Diluted profit from discontinued operations attributable to the shareholders of the Company	11	0.02	—

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(In millions of yen)

		For the three-month period ended
		March 31,
	Notes	2019	2020
Loss for the period		(10,718)	(10,574)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	12	(268)	626
Income tax relating to items that will not be reclassified to profit or loss		86	(197)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	12	(1)	(43)
Reclassification to profit or loss of debt instruments at FVOCI		4	(2)
Exchange differences on translation of foreign operations:
Loss arising during the period		(741)	(5,273)
Reclassification to profit or loss		1	—
Proportionate share of other comprehensive income of associates and joint ventures		(3)	(243)
Income tax relating to items that may be reclassified subsequently to profit or loss		85	514

Total other comprehensive loss for the period, net of tax		(837)	(4,618)

Total comprehensive loss for the period, net of tax		(11,555)	(15,192)

Attributable to:
The shareholders of the Company		(11,084)	(12,940)
Non-controlling interests		(471)	(2,252)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income or loss
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019		96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting standards		—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)		96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive loss
Loss for the period		—	—	—	(10,314)	—	—	—	(10,314)
Other comprehensive loss		—	—	—	—	(584)	(186)	—	(770)

Total comprehensive loss for the period		—	—	—	(10,314)	(584)	(186)	—	(11,084)
Transactions with owners and other transactions
Recognition of share-based payments	8,13	—	460	—	—	—	—	—	460
Exercise of stock options	8,13	135	(34)	—	—	—	—	—	101
Changes in interest in subsidiaries		—	208	—	—	—	—	—	208
Acquisition of subsidiaries		—	—	—	—	—	—	—	—
Disposal of treasury shares	8	—	(10)	13	—	—	—	—	3
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	52	—	(52)	—	—
Other		—	—	—	(24)	—	—	—	(24)

Total transactions with owners and other transactions		135	624	13	28	—	(52)	—	748

Balance at March 31, 2019		96,199	119,250	(8,192)	(15,868)	(1,243)	(1,655)	63	188,554

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019		9,598	208,514
Adjustment on adoption of new accounting standards		—	(26)

Balance at January 1, 2019 (adjusted)		9,598	208,488
Comprehensive loss
Loss for the period		(404)	(10,718)
Other comprehensive loss		(67)	(837)

Total comprehensive loss for the period		(471)	(11,555)
Transactions with owners and other transactions
Recognition of share-based payments	8,13	—	460
Exercise of stock options	8,13	—	101
Changes in interest in subsidiaries		9,602	9,810
Acquisition of subsidiaries		86	86
Disposal of treasury shares	8	—	3
Transfer of accumulated other comprehensive income to accumulated deficit		—	—
Other		—	(24)

Total transactions with owners and other transactions		9,688	10,436

Balance at March 31, 2019		18,815	207,369

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income or loss
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2020		96,737	121,299	(6,308)	(53,524)	(1,342)	2,355	(1,084)	158,133
Comprehensive (loss)/income
Loss for the period		—	—	—	(8,283)	—	—	—	(8,283)
Other comprehensive (loss)/income		—	—	—	—	(4,840)	189	(6)	(4,657)

Total comprehensive (loss)/income for the period		—	—	—	(8,283)	(4,840)	189	(6)	(12,940)
Transactions with owners and other transactions
Recognition of share-based payments	8,13	—	632	—	—	—	—	—	632
Forfeiture of stock options	8,13	—	(13)	—	13	—	—	—	—
Exercise of stock options	8,13	295	(44)	—	—	—	—	—	251
Disposal of treasury shares	8	—	(10)	13	—	—	—	—	3
Purchase of treasury shares		—	—	(5)	—	—	—	—	(5)
Other		—	—	—	(3)	—	—	—	(3)

Total transactions with owners and other transactions		295	565	8	10	—	—	—	878

Balance at March 31, 2020		97,032	121,864	(6,300)	(61,797)	(6,182)	2,544	(1,090)	146,071

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2020		16,530	174,663
Comprehensive (loss)/income
Loss for the period		(2,291)	(10,574)
Other comprehensive (loss)/income		39	(4,618)

Total comprehensive (loss)/income for the period		(2,252)	(15,192)
Transactions with owners and other transactions
Recognition of share-based payments	8,13	—	632
Forfeiture of stock options	8,13	—	—
Exercise of stock options	8,13	—	251
Disposal of treasury shares	8	—	3
Purchase of treasury shares		—	(5)
Other		—	(3)

Total transactions with owners and other transactions		—	878

Balance at March 31, 2020		14,278	160,349

(5)	Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(In millions of yen)

		For the three-month period ended March 31,
	Notes	2019	2020
Cash flows from operating activities
Loss before tax from continuing operations		(11,270)	(10,082)
Profit before tax from discontinued operations	10	7	—

Loss before tax		(11,263)	(10,082)
Adjustments for:
Depreciation and amortization expenses	4	5,184	6,487
Finance income		(143)	(105)
Finance costs		452	515
Dividend income		(30)	(214)
Share-based compensation expenses	13	1,131	1,170
(Gain)/loss on financial assets at fair value through profit or loss	7, 12	(287)	701
Impairment loss of property and equipment		—	26
Impairment loss of right-of-use assets		—	36
Impairment loss of other intangible assets		—	14
Share of loss of associates and joint ventures		3,474	3,144
Dilution loss from changes in equity interest in associates and joint ventures		76	—
(Gain)/loss on foreign currency transactions, net		(64)	809
Changes in:
Trade and other receivables		(3,317)	(2,801)
Contract assets	9	(78)	(28)
Inventories		(366)	(1,332)
Trade and other payables		3,987	(2,360)
Accrued expenses		(258)	(9,117)
Contract liabilities	9	578	430
Provisions		159	244
Post-employment benefits		497	228
Other current assets		12	(4,011)
Other current liabilities		1,717	2,992
Others		(433)	356

Cash provided by/(used in) operating activities		1,028	(12,898)

Interest received		141	103
Interest paid		(275)	(336)
Dividend received		30	214
Income taxes paid		(2,990)	(3,345)

Net cash used in operating activities		(2,066)	(16,262)

Cash flows from investing activities
Purchase of time deposits		(1,053)	(549)
Proceeds from maturities of time deposits		982	1,098
Purchase of equity investments	12	—	(24)
Proceeds from sales of equity investments		114	—
Investments in debt instruments		(3,661)	(746)
Proceeds from redemption of debt instruments		1,087	1,531
Acquisition of property and equipment and intangible assets	5	(6,217)	(3,719)
Proceeds from sales of property and equipment and intangible assets		209	10
Investments in associates and joint ventures	17	(743)	(14,605)
Payment of office security deposits		(37)	(1,457)
Refund of office security deposits		37	20
Payment of guarantee deposits	7	(5,836)	(700)
Refund of guarantee deposits		—	208
Payment for loan receivables		—	(16)
Collection of loan receivables		11	—
Others		22	24

Net cash used in investing activities		(15,085)	(18,925)

Cash flows from financing activities
Repayment of lease liabilities		(1,862)	(2,613)
Proceeds from short-term borrowings		1,000	—
Repayment of short-term borrowings		0	(101)
Repayment of long-term borrowings		(1)	—
Payments of common shares issuance costs		(1)	(2)
Proceeds from exercise of stock options		102	252
Capital contribution from non-controlling interests	16	9,886	—
Proceeds from disposal of treasury shares		—	3
Others		4	(5)

Net cash provided by/(used in) financing activities		9,128	(2,466)

Net decrease in cash and cash equivalents		(8,023)	(37,653)

Cash and cash equivalents at the beginning of the interim reporting period		256,978	217,345
Effect of exchange rate fluctuations on cash and cash equivalents		(117)	(935)

Cash and cash equivalents at the end of the interim reporting period		248,838	178,757

(6)	Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group operates a core business and a strategic business. The Core business mainly consists of advertising services, communication and content sales. The Strategic business includes Fintech business such as the LINE Pay service, AI business and commerce business, such as LINE Friends. Refer to Note 4. Segment Information for further details.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The unaudited interim condensed consolidated financial statements were approved by Representative Director and President, Takeshi Idezawa, and Director and Chief Financial Officer, In Joon Hwang on May 14, 2020.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2020 had no significant impact on the Group’s unaudited interim condensed consolidated financial statements as of March 31, 2019 and 2020 and for the three-month periods then ended, as well as annual consolidated financial statements for the year ended December 31, 2019.

In addition, the new and revised standards and interpretations that have been issued but are not yet effective have not been adopted early by the Group.

4.	Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assesses the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as expansion of the user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.

Strategic business segment	The Strategic business segment consists of Fintech services such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared in the same method as used in the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the three-month period ended March 31, 2019

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	47,948	7,375	55,323	—	55,323
Segment profit/(loss)(2)	8,266	(14,987)	(6,721)	(1,171)	(7,892)
Depreciation and amortization expenses	3,283	1,901	5,184	—	5,184

(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the three-month period ended March 31, 2020

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	51,854	7,114	58,968	—	58,968
Segment profit/(loss)(2)	11,970	(15,192)	(3,222)	(1,134)	(4,356)
Depreciation and amortization expenses	4,146	2,341	6,487	—	6,487

(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of Segment loss to loss before tax from continuing operations is as follows:

For the three-month periods ended March 31,

(In millions of yen)
	2019	2020
Segment loss	(7,892)	(4,356)
Finance income	143	105
Finance costs	(452)	(515)
Share of loss of associates and joint ventures	(3,474)	(3,144)
Gain/(loss) on foreign currency transactions, net	93	(843)
Other non-operating income	649	525
Other non-operating expenses	(337)	(1,854)

Loss for the period before tax from continuing operations	(11,270)	(10,082)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the three-month periods ended March 31, 2019 and 2020 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

For the three-month periods ended March 31,

(In millions of yen)
	2019	2020
Core business
Advertising
Display advertising(1)	10,624	15,356
Account advertising(2)	15,590	15,665
Other advertising(3)	3,639	2,023

Sub-total	29,853	33,044

Communication, content, and others
Communication(4)	7,427	7,763
Content(5)	9,492	10,340
Others	1,176	707

Subtotal	18,095	18,810

Core business total	47,948	51,854

Strategic business
Friends(6)	4,463	2,909
Others(7)	2,912	4,205

Strategic business total	7,375	7,114

Total	55,323	58,968

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome, and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

5.	Property and Equipment

During the three-month periods ended March 31, 2019 and 2020, the Group acquired property and equipment with a cost of 2,331 million yen and 1,713 million yen, respectively. During the three-month period ended March 31, 2019, such additions mainly consisted of server infrastructure in the amount of 987 million yen, and furniture and fixtures related to the increase in office space in the amount of 1,256 million yen. Such additions during the three-month period ended March 31, 2020 mainly consisted of server infrastructure in the amount of 858 million yen, and leasehold improvements related to the increase in office space in the amount of 513 million yen.

Contractual commitments for the acquisition of property and equipment as of December 31, 2019 and March 31, 2020 were 1,047 million yen and 5,300 million yen, respectively.

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter, the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the three-month period ended March 31, 2019 of 4.9% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2018. The effective income tax rate of 4.9% was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis for which the related tax benefits could not be recognized due to deferred tax assets that were not expected to be realized within a foreseeable period, whereas pre-tax losses were recorded on interim condensed consolidated statement of profit or loss for the three-month period ended March 31, 2019.

The effective tax rate for the three-month period ended March 31, 2020 of (4.9)% differed from the Japanese statutory tax rate of 31.5% for the year ended December 31, 2019. The effective income tax rate of (4.9)% was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis for which the related tax benefits could not be recognized due to deferred tax assets that were not expected to be realized within a foreseeable period, whereas pre-tax losses were recorded on interim condensed consolidated statement of profit or loss for the three-month period ended March 31, 2020.

The effective tax rate for the three-month period ended March 31, 2020 was (4.9)% as compare to 4.9% for the three-month period ended March 31, 2019. This change was mainly due to an increase in the proportion of pre-tax losses of certain subsidiaries that could not recognize tax benefits of deferred tax assets relating to the consolidated quarterly pre-tax loss.

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IFRS 9 Financial Instrument, as of December 31, 2019 and March 31, 2020 respectively, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 12 Fair Value Measurements for more details of the financial instruments, which are measured at fair value.

(In millions of yen)
	December 31, 2019		March 31, 2020
	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	42,680		45,084

Other financial assets, current
Financial assets at amortized cost
Time deposits	3,577		2,862
Short-term loans	1,378		3,785
Corporate bonds and other debt instruments(1)	70	70	140	141
Guarantee deposits(1)(2)	7,929		7,321
Office security deposits	245		242
Others	718		778
Financial assets at FVOCI(3)	6,019	6,019	4,512	4,512
Financial assets at fair value through profit or loss(2)(4)	181	181	110	110

Total	20,117		19,750

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments(1)	210	214	140	143
Guarantee deposits(1)	57	57	50	50
Office security deposits	9,379	9,266	10,636	10,564
Others	100	100	10	10
Financial assets at FVOCI(3)	21,672	21,672	22,281	22,281
Financial assets at fair value through profit or loss(4)	20,319	20,319	20,906	20,906

Total	51,737		54,023

	(In millions of yen)
	December 31, 2019		March 31, 2020
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	43,710		40,466

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	20,237		20,557
Short-term borrowings(5)	23,207		23,093
Others	1,321		2,479
Financial liabilities at fair value through profit or loss(2)	61	61	63	63

Total	44,826		46,192

Corporate bonds(6)	142,851	144,254	143,031	144,359

Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	16	16	1	1
Others	122		115
Financial liabilities at fair value through profit or loss
Put option liabilities	224	224	281	281

Total	362		397

(1)

The Group is in the compliance with requirements of the Japanese Payment Service Act, where a certain amount of money defined in the act has to be secured, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate is incurred. The Group had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2019 and 280 million yen as of March 31, 2020, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 33,500 million yen with a weighted average guarantee fee rate of 0.1% and for 33,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2019 and March 31, 2020, respectively, to comply with the Japanese Payment Services Act.

(2)

The Group conducts derivatives instruments investment for investment purposes, and is investing in such transactions as currency, interest rate, commodity futures transactions. In connection with these transactions, it has made deposit of 3,065 million yen and 3,565 million yen to securities brokerage firms as of December 31, 2019 mad March 31, 2020, respectively. Impact of the derivatives investments for investment purpose on loss before tax from continuing operations for the three-month periods ended March 31, 2019 and 2020 were 205 million yen in gain and 550 million yen in loss, respectively. The Group recognized financial assets at fair value through profit or loss of 95 million yen and 10 million yen, and financial liabilities at fair value through profit or loss of 61 million yen and 10 million yen as a result of fair value measurement as of December 31, 2019 and as of March 31, 2019, respectively.

(3)

Impairment loss of 4 million yen and impairment gain of 2 million yen were recognized for debt instruments of financial assets at FVOCI for the three-month periods ended March 31, 2019 and 2020, respectively.

(4)

A valuation gain of 34 million yen and a valuation loss of 114 million yen were recognized for financial assets at fair value through profit or loss for the three-month periods ended March 31, 2019 and 2020, respectively.

(5)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2019 and March 31, 2020 was 0.1% and 0.1%, respectively.
(6)

During the year ended December 31, 2018, I. Euro-yen convertible bonds with stock acquisition rights due to overseas public offering of 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and II. 37,494.5 million yen (Zero coupon convertible bonds due September 2025) were issued. The Group also issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to III. 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and IV. 37,494.5 million yen (Zero coupon convertible bonds due September 2025). At initial recognition, the book value of the liability component of the convertible bonds with stock acquisition rights is the fair value of discounted future cash flows of the bonds at a rate of similar debt instruments taking into account the Company’s credit risk excluding the transaction costs from issuing the bonds. The difference between the fair value of the entire convertible bonds with stock acquisition rights and the fair value of the liability component is allocated to the conversion option as the equity component at the amount excluding the transaction costs as well as income taxes. The Group recognized a liability of 141,932 million yen and an equity component of 4,175 million yen at the initial recognition. After the initial recognition, the liability component is measured at amortized cost using the effective interest method, whilst the equity component is not remeasured subsequently. The book value of the liability of the convertible bonds with stock acquisition rights as of March 31, 2020 amounted to 143,031 million yen, which was the summation of the book value of the liability as of December 31, 2019 and the interest expense of 180 million yen. The Group may redeem all, but not some only, of the outstanding bonds at 100 percent of the principal amount provided, however, that no such redemption may be made unless the closing price of the share for each of the 20 consecutive trading days is at least 130 percent of the conversion price for the relevant series of bonds in effect on or after September 21, 2021 for the Euro-yen convertible bonds with stock acquisition rights I. and III., and after September 20, 2023 for II. and IV. There is no financial covenants on the corporate bonds that cause a material disadvantage.

8.	Issued Capital and Reserves

(1)	Shares issued

The movements of shares issued for the three-month period ended March 31, 2020 are as follows:

	Number of Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2020	241,133,142	96,737
Exercise of stock options(1)	230,500	295

March 31, 2020	241,363,642	97,032

(1)	Refer to Note 13 Share-Based Payments for further details.

(2)	Share premium

The movements in share premium for the three-month period ended March 31, 2019 are as follows:

(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2019	10,717	(194)	108,103	118,626
Share-based payments	460	—	—	460
Exercise of stock options	(200)	—	166	(34)
Cost related to issuance of common shares(3)	—	—	0	0
Changes in interest in subsidiaries	—	—	208	208
Disposal of treasury shares	(8)	—	(2)	(10)

March 31, 2019	10,969	(194)	108,475	119,250

The movements in share premium for the three-month period ended March 31, 2020 are as follows:

(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2020	6,703	(194)	114,790	121,299
Share-based payments	632	—	—	632
Exercise of stock options	(417)	—	374	(43)
Forfeiture of stock options	(13)	—	—	(13)
Cost related to issuance of common shares(3)	—	—	(1)	(1)
Disposal of treasury shares	(7)	—	(3)	(10)

March 31, 2020	6,898	(194)	115,160	121,864

(1)	Refer to Note 13 Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)	Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.

9.	Revenue from contracts with customers

The Group has recognized the following amounts relating to revenue in the Interim Condensed Consolidated Statement of Profit or Loss for the three-month period ended March 31, 2019 and 2020:

(In millions of yen)
	2019	2020
Revenue from contracts with customers
Revenue(1)	55,323	58,968
Other operating income: virtual credits breakage income	96	105

	55,419	59,073

Revenue from other sources
Other operating income	56	147

(1)	Refer to Note 4. Segment Information for further details of revenue by service.

Trade and other receivables, contract assets and liabilities:

	(In millions of yen)
	December 31, 2019	March 31, 2020
Trade and other receivables	42,680	45,084
Contract assets(1)	241	269

Contract liabilities
Unsatisfied performance obligations(2)	13,172	13,335
Virtual credits(3)	12,580	12,764

Total contract liabilities	25,752	26,099

(1)

Contract assets mainly consists of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligations.

(2)

Unsatisfied performance obligations will be fulfilled mainly within a year. Therefore, the transaction price allocated to unsatisfied contract is not disclosed, based on the practical expedient as permitted under IFRS 15.

(3)	The timing of transfer of goods or services related to virtual credits is determined at the customer’s discretion.

Revenue recognized in relation to contract liabilities which were outstanding as of January 1, 2019 and 2020 are as follow:

For the three-month period ended March 31,

	(In millions of yen)
	2019	2020
Unsatisfied performance obligation	7,836	7,314
Virtual credits	3,769	4,161

The Group recorded contract costs of 2,038 million yen and 1,987 million yen as of December 31, 2019 and March 31, 2020, respectively, on the Interim Condensed Consolidated Statement of Financial Position and amortization expenses of such assets during the three-month periods ended March 31, 2019 and 2020 was 1,715 million yen and 1,469 million yen, respectively.

10.	Discontinued Operations

On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the three-month periods ended March 31, 2019 and 2020 are presented below.

	(In millions of yen)
	2019	2020
Revenues	7	—
Expenses	0	—

Profit before tax from discontinued operations	7	—
Income tax expenses on liquidation(1)	(2)	—

Profit for the period from discontinued operations (attributable to the shareholders of the Company)	5	—

(1)

The income tax expenses on liquidation for the three-month period ended March 31, 2019 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred profit during the period.

The aggregated cash flow information of the discontinued operations for the three-month periods ended March 31, 2019 and 2020 are presented below.

	(In millions of yen)
	2019	2020
Operating	0	—
Investing	—	—
Financing	—	—

Net cash (outflow)/inflow	0	—

11.	Earnings per Share

The loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the three-month periods ended March 31,

(In millions of yen, except number of shares)
	2019	2020
Loss for the period attributable to the shareholders of the Company from continuing operations	(10,319)	(8,283)
Profit for the period attributable to the shareholders of the Company from discontinued operations	5	—

Total loss for the period attributable to the shareholders of the Company for basic and diluted earnings per share	(10,314)	(8,283)

Weighted average number of total common shares	240,581,175	241,260,741
Weighted average number of total treasury shares	(1,978,552)	(1,523,126)

Weighted average number of common shares for basic earnings per share	238,602,623	239,737,615

Effect of dilution:
Stock options	—	—
Employee Stock Ownership Plan (J-ESOP)	—	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	238,602,623	239,737,615

In calculating diluted earnings per share, share options and other potential shares are taken into account where their impact is dilutive.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 23,610,453 common shares as of March 31, 2019, were excluded from the potential common shares used in the calculation of diluted earnings per share for three-month period ended March 31, 2019, as they had an anti-dilutive impact on loss per share from continuing operations.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 27,405,906 common shares as of March 31, 2020, were excluded from the potential common shares used in the calculation of diluted earnings per share for three-month period ended March 31, 2020, as they had an anti-dilutive impact on loss per share from continuing operations.

12.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the Interim Condensed Consolidated Statement of Financial Position based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair values on a recurring basis in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2019 and March 31, 2020 are as follows:

(In millions of yen)

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	172	3,016	17,312	20,500
Financial assets at FVOCI
Equity instruments	6,750	—	2,898	9,648
Debt instruments	—	18,043	—	18,043

Total	6,922	21,059	20,210	48,191

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	224	224
Other	61	—	—	61

Total	61	—	224	285

(In millions of yen)

March 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	110	2,846	18,060	21,016
Financial assets at FVOCI
Equity instruments	7,221	—	3,073	10,294
Debt instruments	—	16,499	—	16,499

Total	7,331	19,345	21,133	47,809

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	281	281
Other	42	21	—	63

Total	42	21	281	344

There have been no transfers among Level 1, Level 2 and Level 3 during the year ended December 31, 2019 and three-month period ended March 31, 2020, except for the transfer from Level 3 to Level 1 as described in (3) below.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)

	2019			2020
	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities
Fair value as of January 1	10,261	6,505	(296)	17,312	2,898	(224)
Total gain/(loss) for the period:
Included in profit or loss(1)	55	—	(14)	77	—	(57)
Included in other comprehensive income(2)	—	(511)	—	—	157	—

Comprehensive income/(loss)	55	(511)	(14)	77	157	(57)
Purchases	1,498	—	—	746	24	—
Sales and settlements	—	(136)	—	—	—	—
Transfer to Level 1(3)	—	(3,000)	—	—	—	—
Other	—	—	—	(28)	—	—
Effect of exchange rate changes	24	3	—	(47)	(6)	—

Fair value as of March 31	11,838	2,861	(310)	18,060	3,073	(281)

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	This amount is included in “Net changes in fair value” of equity instruments at FVOCI in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.
(3)

During the year ended December 31, 2019, the issuing company of an equity instrument was listed on Tokyo Stock Exchange Mothers. Accordingly, such equity instrument was transferred from Level 3 to Level 1.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Interim Condensed Consolidated Statements of Financial Position

Financial asset at fair value through profit or loss

Financial assets at fair value through profit or loss categorized within Level 2 primarily consist of financial assets invested in investment trusts. Such financial assets are measured at fair value using the price presented by the financial institutions.

Financial assets at fair value through profit or loss categorized within Level 3 primarily consist of private equity investment funds, preferred stock with conversion or redemption rights. Conversion right and redemption right of preferred stock were measured at fair value using a binomial option pricing model. In addition, private equity investment funds are measured at fair value based on the most recent available net asset value, and preferred stocks are measured at fair value based on the most recent transactions, market approach or the discount cash flow model.

Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial asset at fair value through profit or loss categorized within Level 3, except for private equity investment funds as of December 31, 2019 and March 31, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	March 31, 2020
Market approach -market comparable companies	Revenue multiple	—	2.3
Discount cash flow model	Discount rate	14.9%	14.8%
	Growth rate	1.0%	1.0%
Binomial option pricing model	Comparable listed companies’ average historical volatility	53.3% - 54.0%	51.4% - 69.8%
	Discount rate	1.4% - 1.6%	1.6% - 1.7%

A significant increase (decrease) in the revenue multiple and the growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the unlisted equity securities.

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss categorized within Level 2 consist of exchange forward contracts. The exchange forward contracts are measured at the fair value based on the data such as the exchange rate provided by financial institutions.

The financial liabilities at fair value through profit or loss categorized within Level 3 are the put option liabilities that are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly the Monte Carlo simulation.

Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities categorized within Level 3 as of December 31, 2019 and March 31, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	March 31, 2020
Monte Carlo simulation	Comparable listed companies’ average historical volatility	43.6%	44.3%
	Discount rate	1.7%	1.7%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at FVOCI categorized within Level 2 mainly consist of bonds. Such bonds are measured at fair value using discounted cash flow model and using the observable input such as estimated yield rate when acquiring similar debt instruments.

Financial assets at FVOCI categorized within Level 3 mainly consist of unlisted equity securities. Such unlisted equity securities are measured at fair value based on the valuation models such as market approach model.

Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities categorized within Level 3 as of December 31, 2019 and March 31, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	March 31, 2020
Market approach - Market comparable companies	Revenue multiple	1.4 - 13.3	1.4 - 13.3
	Liquidity discount	30.0%	30.0%

A significant increase (decrease) in the revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

13.	Share-Based Payments

The Group has share-based payments as incentive plans for directors and employees.

(1) Stock Option Plan

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. For the stock options granted during the year ended December 31, 2017 and 2019, each stock option represents the right to purchase 100 common shares at a fixed price for a defined period of time.

The exercise price of stock options per share that were granted during the year ended December 31, 2013 is 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015, is 1,320 yen. The exercise price of stock options per share that were granted during the year ended December 31, 2017 is 4,206 yen. The exercise price of stock options per share that were granted during the year ended December 31, 2019 is 3,500 yen.

The fair values of stock options granted during the years ended December 31, 2013, 2014, 2015, and 2017 are determined using the Black-Scholes model, and the fair values of stock options granted during the year ended December 31, 2019 are determined using the binomial option pricing model.

Stock options granted during the years ended December 31, 2013, 2014 and 2015 vest after two years after the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of stock options per year from the grant date and are exercisable from the vesting date until July 18, 2027.

Stock options granted during the year ended December 31, 2019 are exercisable from the vesting date until July 8, 2029, where 20%, 30% and 50% of the stock options vest after three years, four years and five years from the grant date, respectively.

Conditions for vesting and exercising the stock options granted during the years ended December 31, 2013, 2014, 2015 and 2017 as well as the 23rd series of stock acquisition rights (“the 23rd stock option”) and 24th series of stock acquisition rights (“the 24th stock option”) granted during December 31, 2019, require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

Conditions for vesting and exercising the 22nd series of stock acquisition rights (“the 22nd stock option”) granted during the year ended December 31, 2019 require that those who received the allotment of stock options continue to be directors of the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors. When the Company’s common stock price meets the requirements in (i) to (iii) below, the stock option holder may exercise his/her rights up to the number of units listed in the following items:

(i) If, on any day from the day exactly three years after the grant date until the day exactly six years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen (the “Standard Stock Price”): 20% of the total number of the stock acquisition rights.

(ii) If, on any day from the day exactly four years after the grant date until the day exactly seven years after the grant date, the average closing price in ordinary trading of the company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 30% of the total number of the stock acquisition rights.

(iii) If, on any day from the day exactly five years after the grant date until the day exactly eight years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 50% of the number of the stock acquisition rights.

i.	Movements during the three-month period ended March 31, 2020 are as follows:

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2020	7,680,300	3,081
Granted during the period	—	—
Forfeited during the period	(21,400)	3,093
Exercised during the period(1)	(230,500)	1,093
Expired during the period	—	—

Outstanding at March 31, 2020	7,428,400	3,143

Exercisable at March 31, 2020	2,141,500	2,054

(1)	The weighted average share price at the date of exercise of these options was 5,341 yen.

ii.	The exercise price and the number of shares for options outstanding as of March 31, 2020 are as follows:

Grant dates	Exercise price (yen)	Number (Shares)
December 17, 2013	344	255,500
February 8, 2014	1,320	441,000
August 9, 2014	1,320	104,500
November 1, 2014	1,320	85,000
February 4, 2015	1,320	624,500
July 18, 2017	4,206	1,262,100
July 29, 2019	3,500	4,655,800

The weighted average remaining contractual life for the stock options outstanding as of March 31, 2020 was 7.9 years.

iii.

The Group has recognized 144 million yen and 387 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the three-month periods ended March 31, 2019 and 2020, respectively.

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares, 26,946 shares, 260,133 shares, 48,651 shares and 161,172 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018, January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020 and the employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

i.	Movements during the three-month period ended March 31, 2020 are as follows:

The following table illustrates the movements in outstanding points during the three-month period ended March 31, 2020:

J-ESOP (Equity-settled)
Number Points(1)
Outstanding at January 1, 2020	460,591
Granted during the period	—
Forfeited during the period	(9,930)
Exercised during the period	(2,243)
Expired during the period	—

Outstanding at March 31, 2020	448,418

Exercisable at March 31, 2020	6,146

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points. The weighted average remaining contractual life as of March 31, 2020 was 0.7 years.

iii.

In connection with equity-settled J-ESOP, the Group recognized 310 million yen and 240 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the three-month period ended March 31, 2019 and 2020, respectively.

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares, 58,660 shares, 543,733 shares, 90,744 shares and 306,452 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018, January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company, which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020. The employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

i.	Movements during the three-month period ended March 31, 2020 are as follows:

The following table illustrates the movements in outstanding points during the three-month period ended March 31, 2020:

J-ESOP (Cash-settled)
Number Points(1)
Outstanding at January 1, 2020	887,587
Granted during the period	—
Forfeited during the period	(21,745)
Exercised during the period	(1,045)
Expired during the period	—

Outstanding at March 31, 2020	864,797

Exercisable at March 31, 2020	2,771

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points. The weighted average remaining contractual life as of March 31, 2020 was 0.7 years.

iii.

In connection with cash-settled J-ESOP, the Group recognized 677 million yen and 543 million yen of share-based compensation expenses in Interim Condensed Consolidated Statement of Profit or loss for the three-month periods ended March 31, 2019 and 2020, respectively.

iv.

The Group has respectively recognized 2,233 million yen of current liabilities and 958 million yen of non-current liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of March 31, 2020, whereas 1,849 million yen of current liabilities and 774 million yen of non-current liabilities as of December 31, 2019.

v.	The liabilities regarding the points vested but not yet paid as of December 31, 2019 and March 31, 2020 were 11 million yen and 8 million yen, respectively.

14.	Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the three-month periods ended March 31, 2019 and 2020, as well as balances with related parties as of December 31, 2019 and March 31, 2020.

(1)	Significant related party transactions during the three-month period ended March 31, 2019, and outstanding balances with related parties as of December 31, 2019, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Underwrite of convertible bonds(1)	—	(72,114)
Parent company	NAVER	Advertising service(2)	170	192
Subsidiary of parent company	NAVER Business Platform Corp.	IT infrastructure services and related development services	2,212	(937)

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of December 31, 2019 excluding the equity components. Refer to Note 7 Financial assets and financial liabilities for further detail.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of service in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 170 million yen in connection with the advertising services provided to NAVER for the three-month period ended March 31, 2019.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions during the three-month period ended March 31, 2020 and outstanding balances with related parties as of March 31, 2020, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Underwrite of convertible bonds(1)	—	(72,167)
Parent company	NAVER	Advertising service(2)	165	181
Subsidiary of parent company	NAVER Business Platform Corp.	IT infrastructure services and related development services	2,062	(863)

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of March 31, 2020 excluding the equity components. Refer to Note 7 Financial assets and financial liabilities for further detail.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of service in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 165 million yen in connection with the advertising services provided to NAVER for the three-month period ended March 31, 2020.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the three-month periods ended March 31, 2019 and 2020 are as follows:

	(In millions of yen)
	2019	2020
Salaries (including bonuses)	149	155
Share-based payments(1)	132	292
Other	14	13

Total	295	460

(1)	Refer to Note 13 Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

15.	Business Combinations

Acquisition for the three-month period ended March 31, 2019

Not applicable.

Acquisition for the three-month period ended March 31, 2020

Not applicable.

16.	Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries that were newly consolidated during the three-month period ended March 31, 2019 or subsidiaries in which the Group’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2018	March 31, 2019
LINE Securities Corporation(1)	Financial services business	Japan	100.0%	51.0%

(1)

Due to LINE Financial Corporation and Nomura Holdings, Inc.’s injection of capital into LINE Securities Corporation (renamed from LINE Securities Preparatory Corporation in June 2019) in January 2019, The Group’s percentage of ownership decreased from 100.0% to 51.0%, resulting in LINE Securities Preparatory Corporation became a specified subsidiary as its amount of share capital is greater than 10% of the Company’s share capital.

Other than above, there were no subsidiaries which were newly consolidated during the three-month period ended March 31, 2020, and no subsidiaries in which the Group’s percentage of ownership changed during such period.

Ultimate parent company of the Group

The ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Stock Exchange.

17.	Investments in Associates and Joint Ventures

Establishment of interest in LINE Bank Taiwan Limited

In March 2020, the Group established LINE Bank Taiwan Limited and ownership of the Group is 49.9%. LINE Bank Taiwan Limited is planning to provide banking business in Taiwan. The carrying amount of the Group’s interest in this joint ventures is 17,349 million yen as of March 31, 2020.

Impairment of investments in associates

Impairment of investments in associates of 799 million yen is included in “Other operating expenses” in the Group’s interim condensed consolidated statement of profit or loss.

18.	Subsequent Events

Issuance of Stock Warrant (Stock Option)

Pursuant to the resolution of the board of directors’ meeting held on July 9, 2019, March 30, 2020 and April 28, 2020, the Company granted stock warrants in the form of stock options (LINE Corporation 25th stock option) to employees of the Company and its subsidiaries on April 30, 2020.

Name of stock options	LINE Corporation 25th Stock Option
Title and number of grantees	2,396 of the Company’s employees, including executive officers 3,415 of the employees of the Company’s subsidiaries
Total number of stock options	48,226
Class and number of shares to be issued upon exercise of stock options	4,822,600 of common shares
Value of property to be contributed upon exercise of stock options	3,500 yen of the exercise price per share multiplied by number of shares granted
Fair value of stock options at the grant date	271,359 yen per stock option (2,714 yen per-common-share basis)
Exercise period for stock options	From July 29, 2022 to July 8, 2029

Acquisition of additional shares of DEMAE-CAN, Ltd.

The Group resolved at the board of directors’ meeting held on March 26, 2020 to take on new shares issued by DEMAE-CAN, Ltd. through a third-party allotment and settled the payment of 15,000 million yen on April 24, 2020. As a result, the proportion of voting rights held by the Company became 35.9% from 21.7%.

2.	Others

Not applicable.

B.	Information on guarantors

Not applicable.